Exhibit 22
Subsidiary Guarantor of Guaranteed Securities

Registered Senior Notes Issued Under	Issuer	Guarantor
Indenture dated as of May 26, 2015, among S&P Global Inc., Standard & Poor's Financial Services LLC and U.S. Bank National Association, as trustee	S&P Global Inc.	Standard & Poor's Financial Services LLC, a 100% owned subsidiary of S&P Global Inc.